Sillenger Exploration Corp.
7839 17th Street
Burnaby, British Columbia
Canada, V3N 1M1

Tel: (604) 521-2700

September 3, 2008

VIA EDGAR

United States
Securities and Exchange Commission
SEC Office of Small Business
100 F Street, NE
MAIL STOP 7010
Washington, DC 20549
USA

Re:	Sillenger Exploration Corp. (the “Company”)
File No. 333-152075
Response to Oral Comments

Ladies and Gentlemen:

The Company is submitting the enclosed amended registration statement on Form S-1 for review. This amendment addresses the commission's comments on the Company's S-1/A No.1 filing as described in oral comments. The SEC file number is 333-152075.

Please see our response memo attached to this letter. In this memo we identify the oral comments that were discussed with our securities attorney. The new text additions to the registration statement have been marked with the tag on the official EDGAR filing. Since the amendments are relatively minor we have not provided paper copies. If the staff would like paper copies of the filing please advise the Company or our securities lawyer and we will furnish the paper copies as soon as possible.

If you have any questions please don't hesitate to contact our securities lawyer Joseph I. Emas at 305 531-1174.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission for taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We look forward to working with the staff to finalize our registration statement.

Yours truly,

Sillenger Exploration Corp.

Per:

/s/ Carolyne Sing

Carolyne Sing
President

Encls.

Response Memo – From Oral Comments

General

1.	We have revised our disclosure to clarify that our common stock is not traded on any exchange.

2.	We have revised the date of the Selling Shareholders to reflect a current date.

3.	We have included a disclosure of the anticipated costs for Phase One and Phase Two.